UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

The Baghmara Gold block in the State of Chhattisgarh (6.08 sq.km) was put on auction as composite licence (Prospecting License cum Mining Lease). The Company (Vedanta Limited) participated in the forward auction on 26th February 2016 after being technically qualified in an e-auction has been declared as the successful bidder for Gold Mines at royalty @12.55% of value of mineral despatched. The winning bidder has to submit a performance bank guarantee of Rs 1.60 crores and invest in exploration.

The block requires extensive exploration and the process will commence in due course.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary